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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 28, 2002

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F [X]                        Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes       [ ]                        No        [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On January 23, 2002, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a Press Release announcing its preliminary results for the fourth quarter ended and year ended December 31, 2001 (the "Press Release") and provided additional information via a phone call open to the public (the "Speech").

The Press Release and Speech are attached as Exhibits 99.1 and 99.2, respectively, hereto and incorporated by reference herein.

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                                    EXHIBITS

Exhibit No.                          Exhibit
- -----------                          -------

99.1                                 Press Release, dated January 23, 2002
99.2                                 Speech, dated January 23, 2002


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SAP AKTIENGESELLSCHAFT SYSTEME,
                                ANWENDUNGEN, PRODUKTE IN DER
                                DATENVERARBEITUNG
                                (Registrant)



                                By: /s/ Henning Kagermann
                                    -------------------------------------------
                                    Name:  Prof. Dr. Henning Kagermann
                                    Title: CEO and Co-Chairman



                                By: /s/ Werner Brandt
                                    -------------------------------------------
                                    Name:  Dr. Werner Brandt
                                    Title: CFO

Date: January 28, 2002

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                                  EXHIBIT INDEX

Exhibit No.                          Exhibit
- -----------                          -------

99.1                                 Press Release, dated January 23, 2002
99.2                                 Speech, dated January 23, 2002


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